UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes St., Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On June 18, 2026, Nova Ltd., or the Company, held an annual general meeting of its shareholders, or the Meeting, at the offices of the Company. At the Meeting, shareholders voted on three proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on May 14, 2026. All proposals were approved by the requisite vote of the Company’s shareholders.

This report on Form 6-K is hereby incorporated by reference into the Registrant’s registration statement on Form S-8, filed with the Securities and Exchange Commission on August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2026

NOVA LTD. (Registrant) By: /s/ Guy Kizner ——————— Guy Kizner Chief Financial Officer